UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: July 2024

Commission File Number: 001-38428

PolyPid Ltd.

(Translation of registrant’s name into English)

18 Hasivim Street

Petach Tikva 495376, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F       ☐ Form 40-F

CONTENTS

Meeting of Shareholders

On July 2, 2024, PolyPid Ltd. (the “Company”) convened an Annual and Extraordinary General Meeting of Shareholders (the “Meeting”).

The Meeting was called for the following purposes:

Proposal No. 1	To re-elect Kost Forer Gabbay & Kasierer, Certified Public Accountants, as the independent registered public accountants of the Company, and to authorize the board of directors of the Company to determine their compensation, until the next annual general meeting of the Company’s shareholders;

Proposal No. 2	To re-elect eight members of the board of directors of the Company and approve their compensation;

Proposal No. 3	To approve an additional option grant for non-employee members of the board of directors;

Proposal No. 4	To approve an option grant for the Company’s Chief Executive Officer, Ms. Dikla Czaczkes Akselbrad;

Proposal No. 5	To approve an additional milestone-based option grant for the Company’s Chief Executive Officer, Ms. Dikla Czaczkes Akselbrad;

Proposal No. 6	To approve an extension of the exercise period for the vested options following termination of service of Ms. Anat Tsour Segal, a former director of the Company;

Proposal No. 7	To approve an increase of the total number of shares reserved for grant as Incentive Stock Options pursuant to Company’s U.S. subplan under the Company’s Amended and Restated 2012 Share Option Plan; and

To discuss the Company’s financial statements for the fiscal year ended December 31, 2023.

At the Meeting, a quorum was present and the shareholders of the Company approved Proposal Nos. 1 through 7 as originally proposed.

Attached hereto as Exhibit 99.1 is the Company’s U.S. subplan under the Company’s Amended and Restated 2012 Share Option Plan, which reflects the approval of Proposal No. 7 above.

The Report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-257651, File No. 333-276826 and File No. 333-280658) and Form S-8 (File No. 333-239517, File No. 333-271060, File No. 333-277703 and File No. 333-280662), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Amended and Restated PolyPid Ltd. 2012 Share Option Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLYPID LTD.

Date: July 2, 2024	By:	/s/ Dikla Czaczkes Akselbrad
		Name:	Dikla Czaczkes Akselbrad
		Title:	Chief Executive Officer

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